U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2302, 23/F, Oriental Center, 31 Wujiang Road, Shanghai, China 200041

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Change of Auditor

As previously announced in the Current Report on Form 6-K/A filed by Scully Royalty Ltd. (the "Company") with the Securities and Exchange Commission (the “SEC”) on July 8, 2026, AOGB CPA Limited resigned and ceased serving as the Company's independent registered public accounting firm on and effective March 11, 2026. On and effective July 14, 2026, the board of directors of the Company approved the engagement of EliteCPA P.C. (the "Successor Auditors") as the Company’s independent registered public accounting firm, effective July 14, 2026 and for the fiscal year ended December 31, 2025. As previously disclosed, the Company intends to provide the disclosure required by Part II, Item 16F to Form 20-F in its Form 20-F to be filed with the SEC for the fiscal year ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Michael J. Smith
Michael J. Smith
Executive Chairman and Director

Date: July 20, 2026